UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

VSE Corporation
(Name of Issuer)

Common Stock, par value $.05 per share
(Title of Class of Securities)

918284100
(CUSIP Number)

Elaine Schuler 6229 Executive Boulevard Bethesda, MD 20852 (301) 897-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 918284100	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Calvin S. Koonce

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,867,082*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,867,082*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,867,082*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See Items 2 and 3.

SCHEDULE 13D
CUSIP No. 918284100	Page 3 of 7 Pages
Item 1.	Security and Issuer

This Amendment No. 8 (“Amendment”) to the Statement of Beneficial Ownership on Schedule 13D/A (this “Statement”) relates to shares of the Common Stock, par value $.05 per share (the “Common Stock”), of VSE Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 6348 Walker Lane, Alexandria, Virginia 22310.

Item 2.	Identity and Background

This Statement is filed on behalf of Calvin S. Koonce (the “Reporting Person”).  The Reporting Person is a United States citizen whose principal occupation is serving as a developer of Old Town Columbus, a real estate development.  The Reporting Person is also the Manager of Koonce LLC, a Florida limited liability company (“Koonce”) used for estate planning purposes.  The Reporting Person’s and Koonce’s address is 6229 Executive Boulevard, Bethesda, MD 20852.  Neither the Reporting Person nor Koonce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

 On December 15, 2020, the Reporting Person transferred by gift 501,584 shares of Common Stock to Koonce.  The Reporting Person is the Manager of Koonce.  Because of his position as Manager of Koonce, the Reporting Person has sole dispositive and voting control over the shares of Common Stock held by Koonce.  The aggregate purchase price of the 1,867,082 shares (which amount includes the 501,584 shares of Common Stock held by Koonce) of the Common Stock beneficially owned by the Reporting Person is $6,024,000 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially owned by the Reporting Person were paid for using his personal funds, were received as payment for services as a Director of the Issuer and were received by inheritance.  The 1,867,082 shares of Common Stock includes 20,000 shares owned by the Reporting Person’s wife.

Item 4.	Purpose of Transaction

(a)-(j).  The Reporting Person is a Director of the Issuer.  The Common Stock has been acquired by the Reporting Person for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change his plan and intentions at any time as he deems appropriate.

The Reporting Person may acquire additional shares of the Common Stock, dispose all or some of these share of the Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors.   The Reporting Person has transferred, and may in the future transfer, shares of Common Stock for estate planning purposes.

Depending on factors deemed relevant by the Reporting Person, including but not limited to change in the Issuer’s business, governance or financial situation, the Reporting Person reserves the right to formulate other plans and take such actions set forth in this response to Item 4 and any other actions as the Reporting Person may determine.

Presently the Reporting Person has no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein and except to the extent that such matters are the result of the Reporting Person acting in his capacity as a Director of the Issuer.

SCHEDULE 13D
CUSIP No. 918284100	Page 4 of 7 Pages
Item 5.	Interest in Securities of the Issuer

 (a)-(b) On August 3, 2016, the Common Stock was split 2-for-1.  As of April 1, 2024, the Reporting Person beneficially owns 1,867,082 shares of Common Stock, constituting approximately 11.9% of the shares of Common Stock outstanding of the Issuer. The Reporting Person has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares.  The 1,867,082 shares of Common Stock includes 501,584 shares of Common Stock held by Koonce and 20,000 shares owned by the Reporting Person’s wife.  The Reporting Person disclaims beneficial ownership of the shares held by Koonce, except to the extent of his pecuniary interest therein, if any, and the Reporting Person disclaims beneficial ownership of the shares owned by his wife. The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 15,747,289 shares of Common Stock outstanding as of October 27, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and filed with the Securities and Exchange Commission on November 2, 2023.

(c)	Set forth on Schedule A is a list of all the transactions in the Issuer’s Common Stock since the date that was sixty days prior to the event date set forth on the cover page of this Amendment.

(d)
No Person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is a Director of the Issuer.

The Reporting Person is the settlor of three trusts to benefit his children (together, the “Trusts”).  Each Trust is in the same form other than the names of persons.  Each Trust owns a membership interest in Koonce.  A provision of each Trust permits the Reporting Person, with certain enumerated exceptions, to acquire any portion of such Trust by substituting other property of an equivalent value.  The Reporting Person disclaims beneficial ownership of any shares held by Koonce relating to an interest owned by a Trust, except to the extent of his pecuniary interest therein, if any.  The foregoing description of the substitution power does not purport to be complete and is qualified in its entirety by reference the substitution provisions contained in the Trust agreements, copies of which are filed herewith as Exhibits 1, 2 and 3 to this Statement and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

This filing includes the following exhibit:

1.	2020 Trust for the Descendants of [***] dated December 11, 2020 (1).
2.	2020 Trust for the Descendants of [***] dated December 11, 2020 (2).
3.	2020 Trust for the Descendants of [***] dated December 11, 2020 (3)

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 918284100	Page 5 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 1, 2024

/s/ Calvin S. Koonce
Calvin S. Koonce

SCHEDULE 13D
CUSIP No. 918284100	Page 6 of 7 Pages
Exhibit List

The following documents are filed herewith:

Exhibit

1.	2020 Trust for the Descendants of [***] dated December 11, 2020 (1).
2.	2020 Trust for the Descendants of [***] dated December 11, 2020 (2).
3.	2020 Trust for the Descendants of [***] dated December 11, 2020 (3).

SCHEDULE 13D
Page 7 of 7 Pages
Schedule A

Date of Transaction	Number of Shares of the Common Stock	Buy/Sell/Other Transaction	Price Per Share

12/15/2020	501,584	Transfer to Koonce LLC	N/A
12/29/2020	*	Transfers described below	N/A
1/11/2021	2,300	Award by Issuer	N/A
1/03/2023	2,146	Award by Issuer	N/A

* The reported transaction was three contemporaneous gifts by assignment of a 32 2/3% membership interest (for an aggregate of 98% membership interest) in Koonce to each of three Trusts for the benefit of the Reporting Person’s children effected solely for estate planning purposes. Each gift was subject to a gift agreement limiting the fair market value (“FMV”) of each gift to 1/3 of the then existing exclusion amount of the Reporting Person and his spouse under Section 2010(c)(3)(C) of the Internal Revenue Code of 1986, as amended. Determination of FMV was made by an independent valuation firm which determined that the percentage gifted to each Trust was 31.52% of Koonce which approximated to 158,099 shares of Common Stock (for an approximate aggregate of 474,297 shares of Common Stock).